UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-132370;

333-122925-01

Issuer: Citigroup Funding Inc.

Exchange: NYSE Alternext US LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

388 Greenwich Street, New York, NY 10013

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Notes listed on Schedule I

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Citigroup Funding Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 13, 2008	By:	/s/ Geoffrey S. Richards	Executive Vice President and Assistant Treasurer
Date		Geoffrey S. Richards Name	Title

Schedule I

Description of Each Class of Securities
S&P 500 Index Buffer Notes due March 5, 2010
Financial Select Sector SPDR Fund Buffer Notes due March 4, 2010
S&P 500 Index Buffer Notes due February 4, 2010
Dow Jones Industrial Average Buffer Notes due May 7, 2010
iShares MSCI Emerging Markets Index Fund Buffer Notes due May 7, 2010
Financial Select Sector SPDR Fund Buffer Notes due April 8, 2010
Citi U.S. Equity Model Index Strategic Market Access Notes due May 25, 2010
10% Schlumberger Ltd. ELKS due June 5, 2009
13.5% JC Penney Company, Inc ELKS due July 9, 2009
14% Morgan Stanley ELKS due December 4, 2008
10% Merck & Co. ELKS due April 29, 2009
11.75% Deere & Co. ELKS due April 6, 2009
10.5% AT&T Inc. ELKS due February 5, 2009
13.5% Amazon.com, Inc. ELKS due July 9, 2009
14% Research In Motion Ltd. ELKS due June 5, 2009
11% Celgene Corp. ELKS due April 6, 2009
8.5% Microsoft Corporation ELKS due September 4, 2009
10.5% Intel Corporation ELKS due May 7, 2009
10% Federal National Mortgage Association ELKS due January 1, 2009
10.5% Oracle Corporation ELKS due January 8, 2009
10.5% EMC Corp. ELKS due February 5, 2009
8% Exxon Mobil Corp. ELKS due September 4, 2009
11.5% NYSE Euronext ELKS due March 5, 2009
11.5% Nokia Corporation ADRs ELKS due August 6, 2009
9% ELKS Cisco Systems, Inc. ELKS due August 6, 2009
10.75% Valero Energy Corp. ELKS due May 7, 2009
12% International Game Technology ELKS due August 6, 2009
12.5% Alcoa Inc. ELKS due December 4, 2008
8.5% Exxon Mobil Corp. ELKS due March 25, 2009
9.75% Archer Daniels Midland Co. ELKS due January 8, 2009
13.5% Apple Inc. ELKS due March 6, 2009
9% Time Warner Inc. ELKS due March 6, 2009
US-EUR-JAP Basket LASERS due February 25, 2010
S&P 500 Index LASERS due January 27, 2010
eBay Inc. PACERS due November 26, 2008
10% Comphanhia Vale do Rio Doce ADRs PACERS due August 11, 2009
CBOE S&P 500 BuyWrite Index PISTONS due September 23, 2010
S&P 100 Index PPN due April 29, 2010
Nikkei 225 Index PPN due May 29, 2009
Russell 1000 Growth Index PPN due March 2, 2009
MSCI EAFE Index PPN due December 7, 2009
DJIA PPN due January 25, 2010
eBay Inc. PACERS due June 2, 2009
S&P 500 Index PPN due December 30, 2008
US-EUR-JAP Basket SMUN due February 4, 2009
S&P 500 Index SMUN due December 4, 2008
Dow Jones EURO STOXX 50 Index SMUN due February 6, 2009
MSCI EAFE Index Stock Market Upturn Notes due September 4, 2009
S&P 500 Index SMUN due October 6, 2009
S&P 500 Index SMUN due May 7, 2009
Nikkei 225 Index SMUN due December 4, 2008